UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Olema Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60862P106

(CUSIP Number)

Derek Gould
Logos Global Management LP
One Letterman Drive, Building D, Suite D3-700
San Francisco, CA 94129
Telephone: (415) 801-4660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Global Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,233,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,233,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Global Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,233,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,233,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Arsani William

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,233,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,233,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Graham Walmsley

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,943
8. Shared Voting Power 3,233,875
9. Sole Dispositive Power 14,943
10. Shared Dispositive Power 3,233,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,248,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,408,875
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,408,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 60862P106

1.	Names of Reporting Persons. Logos GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,825,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,825,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,825,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 60862P106

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Stock”), of Olema Pharmaceuticals, Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D and the Schedule 13D Amendment no. 1 (collectively, the “Schedule 13D”) filed by Logos Global Management LP (“Logos Global”), Logos Opportunities GP LLC (“Logos Opportunities GP”), Logos GP LLC (“Logos GP”), Logos Global Management GP LLC (“Logos Global GP”), Arsani William and Graham Walmsley (collectively, the “Filers”) on December 3, 2020 and November 28, 2023 respectively. The principal executive office of the Issuer is located at 780 Brannan Street, San Francisco, California 94103.

Except as provided herein, this Amendment No. 2 to Schedule 13D does not modify any of the information previously reported on such Schedule 13D. The information herein is provided and is correct as of June 4, 2024. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in such Schedule 13D as originally filed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by adding the following sentences:

On June 4, 2024, Logos Opportunities Fund I LP (the “Logos Fund I”) sold 700,000 shares of the Stock in the open market on Nasdaq for a sale price of $14.85 per share, or $10,395,000. Logos Fund I continues to hold 700,761 shares of the Stock for which it paid $3,301,775.60 in cash from its working capital.

On June 4, 2024, Logos Opportunities Fund II LP (the “Logos Fund II”) sold 475,000 shares of the Stock in the open market on Nasdaq for a sale price of $14.85 per share, or $7,053,750. Logos Fund II continues to hold 708,114 shares of the Stock for which it paid $7,833,369.50 in cash from its working capital.

Logos Global Master Fund LP continues to hold 1,825,000 shares of the Stock for which it paid $29,389,432 in cash from its working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced as follows:

Percentage interests in shares of Common Stock reported in this Amendment are based on 55,933,827 shares of Stock outstanding as of May 3, 2024, as reported in the Form 10-Q filed by the Issuer on May 8, 2024.

(a)    See the cover page for each Filer.

(b)    See the cover page for each Filer.

(c)    On June 4, 2024, Logos Fund I sold 700,000 shares of the Stock in the open market on Nasdaq for a sale price of $14.85 per share, or $10,395,000 and Logos Fund II sold 475,000 shares of the Stock in the open market on Nasdaq for a sale price of $14.85 per share, or $7,053,750. The Filers have not engaged in any other transactions in the Issuer’s securities in the 60 days preceding the date of this Amendment to Schedule 13D.

(d)    Not applicable.

(e)    Logos Opportunities GP and Logos GP ceased to be the beneficial owners of more than five per cent of the Stock on June 4, 2024; otherwise not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Amended and Restated Investor Rights Agreement among the Issuer, Opportunities I, Opportunities II and certain other stockholders, attached as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (No. 333-249748), filed on October 30, 2020, and incorporated herein by reference to the Schedule 13D.

Exhibit C Stock Purchase Agreement, dated September 5, 2023, by and among the Issuer and the Purchasers named therein, attached as Exhibit 10.1 to the Issuer’s Form 8-K filed on September 5, 2023.

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CUSIP No. 60862P106

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2024

/s/ Arsani William Arsani William	/s/ Graham Walmsley Graham Walmsley
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Managing Partner	Logos Opportunities GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member
Logos Global Management GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member	Logos GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member

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CUSIP No. 60862P106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Logos Global Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 6, 2024

/s/ Arsani William Arsani William	/s/ Graham Walmsley Graham Walmsley
Logos Global Management LP By: /s/ Arsani William Name: Arsani William Title: Managing Partner	Logos Opportunities GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member
Logos Global Management GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member	Logos GP LLC By: /s/ Arsani William Name: Arsani William Title: Managing Member